SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

StoneMor Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

86184W106
(CUSIP Number)

Axar Capital Management, LP

915 Broadway, Suite 502

New York, NY 10010

(212) 356-6130

With a copy to:

Stuart D. Freedman, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Axar Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 88,633,045
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 88,633,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,633,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.16%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Axar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 88,633,045
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 88,633,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,633,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.16%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Andrew Axelrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 88,633,045
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 88,633,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,633,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.16%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 16 ("Amendment No. 16") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 9, 2018 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on August 1, 2018 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on September 28, 2018 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on October 29, 2018 ("Amendment No. 3"), Amendment No. 4 filed with the SEC on February 5, 2019 ("Amendment No. 4"), Amendment No. 5 filed with the SEC on May 1, 2019 ("Amendment No. 5"), Amendment No. 6 filed with the SEC on June 28, 2019 ("Amendment No. 6"), Amendment No. 7 filed with the SEC on October 29, 2019 ("Amendment No. 7"), Amendment No. 8 filed with the SEC on October 31, 2019 ("Amendment No. 8"), Amendment No. 9 filed with the SEC on January 2, 2020 ("Amendment No. 9"), Amendment No. 10 filed with the SEC on April 3, 2020 ("Amendment No. 10"), Amendment No. 11 filed with the SEC on May 27, 2020 ("Amendment No. 11"), Amendment No. 12 filed with the SEC on June 23, 2020 ("Amendment No. 12"), Amendment No. 13 filed with the SEC on September 8, 2020 ("Amendment No. 13"), Amendment No. 14 filed with the SEC on November 23, 2020 ("Amendment No. 14") and Amendment No. 15 filed with the SEC on February 2, 2021 ("Amendment No. 15" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment 12, Amendment No. 13, Amendment No. 14 and this Amendment No. 16, the "Schedule 13D") with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of StoneMor Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 16 shall have the meanings set forth in the Schedule 13D. This Amendment No. 16 amends Items 3, 4, 5(a)-(c), 6 and 7 as set forth below.

Item 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the shares of Common Stock reported herein were derived from general working capital of the Axar Vehicles. In order to acquire the 88,633,045 shares of Common Stock reported herein, a total of (i) approximately $41,778,867 was paid to acquire the Purchased Units which converted in the C-Corporation Conversion into shares of Common Stock reported herein, (ii) approximately $86,599,456 was paid for shares of Common Stock reported herein and (iii) $8,800,000 was paid to acquire the 176 shares of Axar Preferred Stock exchanged for shares of Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 6 of 8 Pages

On April 13, 2021, the Axar Entities entered into a Waiver to the Director Voting Agreement, as amended (the "ACII DVA Waiver") with the ACII Entities, the General Partner and the Issuer (the "Amending Partners"), pursuant to which certain standstill restrictions in the DVA were waiver to allow the Axar Entities to acquire beneficial ownership of some or all of the shares of Common Stock held by ACII and its affiliaites in a single privately negotiated transaction (and not in open market purchases). On April 13, 2021, pursuant to the ACII DVA Waiver, the Amending Parties entered into the Fifth Amendment to the Director Voting Agreement, as amended (the "DVA Fifth Amendment"), pursuant to which the standstill restrictions in the Director Voting Agreement, as amended, were amended to reaffirm that they were extend until December 31, 2023.

The foregoing descriptions of the ACII DVA Waiver and the DVA Ffith Amendment, do not purport to be complete and are qualified in their entireties by reference to the full texts of the ACII DVA Waiver and the DVA Fifth Amendment, which are attached as Exhibit 24 and Exhibit 25 to this Schedule 13D, respectively, and are also incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)	The percentages used in this Schedule 13D are calculated based upon 117,918,016 shares of Common Stock reported to be outstanding as of March 19, 2021 in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 25, 2021.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by each of the Reporting Persons.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	On April 14, 2021, the Reporting Persons agreed to purchase a total of 5,522,732 shares of Common Stock for an aggregate cash purchase price of $12,150,010.40 (or $2.20 per share of Common Stock) (excluding commissions and fees) in a privately negotiated transaction (and not in open market purchases). The purchase described in the immediately preceding sentence is expected to close on or prior to April 28, 2021. Other than as set forth in this Item 5(c), there have been no transactions in the shares of Common Stock effected by the Reporting Persons in the last sixty days.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 7 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 24:	ACII DVA Waiver (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission on April 15, 2021).

Exhibit 25:	DVA Fifth Amendment (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission on April 15, 2021).

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 15, 2021

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner

By:	/s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By:	/s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD